Lazard Retirement Series, Inc.

Sub-Item 77C (Matters submitted to a vote of security holders.)

A special meeting of shareholders was held on May 9, 2007, to vote on the following proposal. The proposal received the required number of votes of shareholders and was adopted.

Proposal 1: To elect each of Mr. Ashish Bhutani, Ms. Nancy A. Eckl and Mr. Leon M. Pollack as a Fund Director, each to serve for an indefinite term and until his or her successor is duly elected and qualified.

Director		    For	        Withhold Authority
Ashish Bhutani 		30,628,091 	2,123,074
Nancy A. Eckl 		31,153,831 	1,597,335
Leon M. Pollack		31,049,835 	1,701,331